FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* DEMARCO, ERIC M.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION TTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Operating Officer
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) SAN DIEGO, CA 92121		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock in 401(k) Plan	(1)		I	251	A		2,080	I	401(k) Plan
Common Stock in ESOP Plan	(2)		I	91	A		758	I	ESOP Trust
Common Stock							8,086(3)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	(3)											533,829(3)	D
Employee Stock Options (right to buy)	(3)											29,860(3)	I	Family Partnership

Explanation of Responses:

(1) Shares of the issuer acquired by the reporting person during the fiscal year under The Titan Corporation 401(k) Consolidated Retirement Plan at prices ranging from $8.86 to $25.10 per share, in transactions exempt from Section 16(b). The information is presented as of December 31, 2002.
(2) Shares were acquired under the terms of The Titan Corporation Employee Stock Ownership Plan (ESOP) as a result of the sale of shares of SureBeam Corporation received by the reporting person as a dividend in the ESOP through the Spin-off of SureBeam Corporation by the issuer on August 5, 2002. Pursuant to the terms of the ESOP, a proportionate percentage of the SureBeam shares received in each participants account are to be sold every two weeks over the course of twelve months, and the proceeds used to purchase unrestricted shares of the issuer. The shares were acquired at prices ranging from $9.99 to $12.40 per share, in transactions exempt from Section 16(b). The information is presented as of 12/31/02.
(3) Amounts carried forward from Statement of Changes in Beneficial Ownership on Form 4 previously filed by the reporting person for September 25, 2002.

By: /s/ Eric M. DeMarco Eric M. DeMarco **Signature of Reporting Person	February 12, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.